Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

August 2, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Arista Networks, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed with the Securities and Exchange Commission on August 2, 2021.

Very truly yours,

/s/ Marc Taxay
Marc Taxay
Senior Vice President and General Counsel
Arista Networks, Inc.